Exhibit 99.3

Deloitte LLP Bay Adelaide Center 22 Adelaide Street West Suite 200 Toronto, ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

April 12, 2016

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Gentor Resources Inc. – Notice of Change of Auditors

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditors of Gentor Resources Inc. dated April 11, 2016 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice other than we have no basis to agree or disagree with item 2 and the statement in item 3 that the board of directors, at the recommendation of the audit committee, approved the appointment of McGovern, Hurley, Cunningham, LLP.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants